Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2026 and 2025 of Kenon and OPC and
Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2026	2025
	$ millions
Current assets
Cash and cash equivalents	1,772	1,478
Trade receivables	122	137
Short-term derivative instruments	-	16
Other investments	96	107
Other current assets	42	65
Total current assets	2,032	1,803
Non-current assets
Investment in OPC’s associated companies	1,348	1,626
Long-term restricted cash	165	164
Long-term derivative instruments	13	13
Deferred taxes, net	11	10
Property, plant and equipment, net	2,391	1,372
Intangible assets, net	84	83
Long-term prepaid expenses and other non-current assets	19	108
Right-of-use assets, net	333	201
Total non-current assets	4,364	3, 577
Total assets	6,396	5,380
Current liabilities
Current maturities of loans from banks and others	145	117
Trade and other payables	353	245
Short-term derivative instruments	28	-
Current maturities of lease liabilities	17	3
Total current liabilities	543	365
Non-current liabilities
Long-term loans from banks and others	1,661	1,142
Debentures	475	510
Deferred taxes, net	167	162
Other non-current liabilities	64	8
Long-term derivative instruments	9
Long-term lease liabilities	163	8
Total non-current liabilities	2,539	1, 830
Total liabilities	3,082	2,195
Equity
Share capital	50	50
Translation reserve	38	36
Capital reserve	42	48
Accumulated profit	1,371	1,455
Equity attributable to owners of the Company	1,501	1,589
Non-controlling interests	1,813	1,596
Total equity	3,314	3,185
Total liabilities and equity	6,396	5,380

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2026	2025
	$ millions
Revenue	317	183
Cost of sales and services (excluding depreciation and amortization)	(245)	(139)
Depreciation and amortization	(25)	(17)
Gross profit	47	27
Selling, general and administrative expenses	(26)	(18)
Other expenses, net	(17)	-
Operating profit	4	9
Financing expenses	(31)	(23)
Financing income	36	12
Financing income/(expenses), net	5	(11)
Share in profit of OPC’s associated companies, net	34	38
Profit before income taxes	43	36
Income tax expense	(9)	(9)
Profit for the period	34	27
Attributable to:
Kenon’s shareholders	26	12
Non-controlling interests	8	15
Profit for the period	34	27

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	0.49	0.22

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2026	2025
	$ millions
Cash flows from operating activities
Profit for the period	34	27
Adjustments:
Depreciation and amortization	26	19
Financing (income)/expenses, net	(5)	11
Share in profit of associated companies, net	(34)	(38)
Share-based payments	5	-
Other expenses, net	22	3
Income tax expense	9	9
	57	31
Change in trade and other receivables	26	3
Change in trade and other payables	(50)	12
Payment under CPV Group’s profit participation plan	(70)	-
Cash (used in)/generated from operating activities	(37)	46
Income taxes paid, net	(2)	-
Dividends received from associate companies, net	21	16
Net cash (used in)/provided by operating activities	(18)	62

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2026	2025
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(1)	-
Investment in associated companies, less cash acquired	(77)	(77)
Acquisition of property, plant and equipment	(126)	(13)
Acquisition of non-controlling interest	(8)	-
Acquisition of subsidiaries, less cash acquired	64	-
Proceeds from other investments	12	14
Proceeds from equity-accounted investee company capital distribution	11	-
Long-term loan repayment from an equity-accounted investee company	29	-
Interest received	22	11
Proceeds from transactions in derivatives not for hedging, net	34	-
Net cash used in investing activities	(40)	(65)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(58)	(44)
Investments of holders of non-controlling interests in the capital of a subsidiary	309	5
Proceeds from long-term loans	120	43
Repurchase of own shares	-	(10)
Proceeds from short-term loans	5	-
Interest paid	(29)	(16)
Net cash generated from/(used in) financing activities	347	(22)

Increase/(decrease) in cash and cash equivalents	289	(25)
Cash and cash equivalents at beginning of the year	1,478	1,016
Effect of exchange rate fluctuations on balances of cash and cash equivalents	5	(4)
Cash and cash equivalents at end of the period	1,772	987

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2026
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	181	136	-	317
Cost of sales (excluding depreciation and amortization)	(131)	(114)	-	(245)
Depreciation and amortization	(18)	(8)	-	(26)
Financing income	5	6	25	36
Financing expenses	(17)	(14)	-	(31)
Share in profit of associated companies	-	34	-	34
Profit before taxes	10	9	24	43
Income tax expense	(6)	-	(3)	(9)
Profit for the period	4	9	21	34

	For the three months ended March 31, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	146	37	-	183
Cost of sales (excluding depreciation and amortization)	(105)	(34)	-	(139)
Depreciation and amortization	(19)	-	-	(19)
Financing income	1	2	9	12
Financing expenses	(14)	(2)	(7)	(23)
Share in profit of associated companies	-	38	-	38
Profit before taxes	5	28	3	36
Income tax expense	(2)	(5)	(2)	(9)
Profit for the period	3	23	1	27

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the three months ended March 31,
	2026	2025
	$ millions
Revenue	317	183
Cost of sales (excluding depreciation and amortization)	(245)	(139)
Depreciation and amortization	(24)	(17)
Gross profit	48	27
Selling, general and administrative expenses	(25)	(17)
Other expenses, net	(17)	(3)
Operating profit	6	7
Financing expenses	(31)	(16)
Financing income	11	3
Financing expenses, net	(20)	(13)
Share in profit of associated companies, net	34	38
Profit before income taxes	20	32
Income tax expense	(6)	(7)
Profit for the period	14	25

Attributable to:
Equity holders of the company	12	18
Non-controlling interest	2	7
Profit for the period	14	25

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the three months ended March 31,
	2026	2025
	$ millions
Cash flows (used in)/provided by operating activities	(15)	65
Cash flows used in investing activities	(92)	(87)
Cash flows provided by/(used in) financing activities	347	(12)
Increase/(decrease) in cash and cash equivalents	240	(34)
Cash and cash equivalents at beginning of the year	913	263
Effect of exchange rate fluctuations on balances of cash and cash equivalents	5	(4)
Cash and cash equivalents at end of the period	1,158	225

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	March 31, 2026	December 31, 2025
	$ millions
Total financial liabilities[1]	2,281	1,769
Total monetary assets[2]	1,323	1,077
Investment in associated companies	1,348	1,626
Total equity attributable to the owners	2,288	2,028
Total assets	5,691	4,698

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share in associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate share in associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses and income tax expenses (if any) of associated companies.  EBITDA and Adjusted EBITDA including proportionate share in associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share in associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share in associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share in associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share in associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share in associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share in associated companies may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31,
	2026	2025
	$ millions
Profit for the period	14	25
Depreciation and amortization	26	19
Financing expenses, net	20	13
Income tax expense	6	7
EBITDA	66	64
Share in depreciation and amortization and financing expenses included within share in profit of associated companies, net	41	46
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	17	3
Adjusted EBITDA including proportionate share in associated companies	124	113